UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

 (Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road
Huli District, Xiamen, China 361009
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Blue Hat interactive Entertainment Technology, a Cayman Islands company, (the “Company”) furnishes under the cover of Form 6-K the following:

Entry into a Material Definitive Agreement

On March 28, 2023, Blue Hat Interactive Entertainment Technology (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a non-U.S. person, F&P Capital Management Company Limited (the “Purchaser”), pursuant to which the Company agreed to sell to the Purchaser, and the Purchaser agreed to purchase from the Company, in a private placement an aggregate of 4,000,000 ordinary shares (the “Purchased Shares”), par value $0.01 per share, of the Company (“Ordinary Shares”), at a purchase price of $0.70 per Purchased Share, for aggregate gross proceeds to the Company of $2,800,000.

The Offering closed on March 31, 2023. The Offering is pursuant to and in reliance upon the exemption from securities registration afforded by Regulation S of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder by the U.S. Securities and Exchange Commission.

The foregoing description of documents related to the Offering does not purport to be complete and is qualified in its entirety by reference to the full texts of the form of the Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

Corporate Governance

The Company’s corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market other than disclosed below. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Financial Statements and Exhibits

Exhibits.

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2023

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer